Exhibit 6.2

MASTER SERVICES AGREEMENT

This Master Services Agreement (“Agreement”) is entered into and dated as of May 1, 2015, by and between Stocosil Inc., a Delaware corporation (“Company”), and Autotelic Inc., a Delaware corporation (“Autotelic”).  This Agreement is retroactive to the effective date of January 1, 2015.

Background

A.
Company is in the business of commercializing certain candidate drugs and associated medical devices for monitoring drug levels in patients (collectively, “Products”).

B.
Autotelic is an affiliate of Company, which is in the business of developing personalized Therapeutic Drug Monitoring (TDM) devices and provides “Services,” as defined below, to the Company.

C.
Company desires to engage Autotelic to provide certain services upon the terms and conditions set forth in this Agreement.  Autotelic shall use its own personnel, furnishings, equipment and other assets to provide such Services upon the terms and conditions set forth in this Agreement.

D.
Company and Autotelic desire to enter into a written agreement to provide a full statement of their respective rights, duties and obligations with respect to the Services provided for hereunder.

Agreement

Now, therefore, in consideration of the mutual covenants set forth in this Agreement, the parties agree as follows:

1.           DUTIES.  Autotelic will provide Company with the following business functions and services related to the Products (the “Services”) from time to time during regular business hours at Company’s request:

(a)
Chemistry, Manufacturing and Controls services to define and document the nature of the drug substance and drug product, the manner in which both are made, and the manner in which the manufacturing process is controlled as such relate to the Products;

(b)
Regulatory planning, submission, and meeting with regulatory agencies globally to obtain regulatory guidance, concurrence, and approval for clinical trial, regulatory approval path way and ultimately marketing approval.  Some examples of regulatory services include  submission of new drug application, labeling and marketing to FDA or any drug administration agency worldwide related to the Products;

(c)
Nonclinical services to support the design, execution and submission of nonclinical studies to support IND/NDA approval.  These include mechanism of action studies, PK/ADME, Pharmacology, Safety Pharmacology and Toxicology;

(d)
Clinical services to support the NDA.  These include protocol design, submission, and approval as SPA.  Interaction with KOLs and CROs to arrive at the appropriate protocol designs.  The conduct and operation of the clinical trials including budget negotiation, site selection, site activation, data collection, data management, datalock, data cleaning, report writing, safety monitoring.

(e)
Human resources function for Company’s employees, including employee training, development & discipline, insurances, 401k, stock options, candidate search, section, hiring and termination;

(f)
Accounting, forecasting and finance functions to include vendor selection, purchasing, AP/AR, budgeting and financial projection, bookkeeping and auditing, fund raising through loan or stock sales;

(g)
corporate compliance functions to include all SEC filings, K and Q, M&A support and due diligence, legal document reviews including CDA, contracts, corporate docs, all relevant corporate document filings with relevant governmental agencies such as EDD, EIN, Federal, State, and Local Registration; prosecution and defense;

(h)
Business commercialization services including but not limited to generating leads, attending scientific/investor/partnering meetings, identification of potential partners, evaluation of potential drug candidates, term sheet negotiation, due diligence and licensing-in, licensing-out services;

(i)
IP services to include planning, drafting, submission of patent application, responses to government agencies, prosecution, and defense; and

(j)
Such other services as Company may request that Autotelic agrees to provide (which request and agreement shall be in writing).

Autotelic shall devote sufficient time and effort reasonably sufficient to provide the Services to Company so as to allow Company to pursue its business.

2.           ADDITIONAL DUTIES.  Autotelic shall provide Company during regular business hours with access to, and use of, Autotelic’s computer systems, laboratories, test equipment, telephone systems and office furniture and equipment (the “Additional Services” and together with the Services) reasonably sufficient to allow Company to pursue its business.

3.           RELATIONSHIP OF THE PARTIES.  It is understood that Autotelic’s retention hereunder does not constitute a master-servant relationship or that of an agent and principal.  Autotelic is authorized to subcontract with other persons or entities for any of the Services, or to provide the Services to other parties.

4.           TERM.  Subject to the termination provisions set forth in this Section 4, the term of this Agreement shall commence on the Effective Date and shall continue for ten (10) years, provided; however, in theeventthat one of the parties is in breach of the Agreement hereto at any time, the other party may terminate this Agreement by giving a written notice to the breaching party within thirty (30) days of such breach. This Agreement may also be terminated by either party upon not less than 90 days written notice; provided, however, that the final day of the term of this Agreement shall be on the last day of the calendar month in which any noticed termination date falls.  Sections 5, 6, 8 and 9 of this Agreement shall survive any termination of this Agreement.

5.           OWNERSHIP OF INTELLECTUAL PROPERTY.

(a)           Except as may otherwise be agreed upon in writing between Company and Autotelic, Company shall own, and Autotelic hereby assigns and agrees to assign in the future as necessary, throughout the world in perpetuity, all right, title and interest in all work product, including all deliverables, and all rights in registrations, filings and applications related to such work product which is developed or created by Autotelic (whether alone or jointly with Company or a third party) pursuant to the Services (“Work Product”), including but not limited to, Work Product subject to protection under applicable patent, copyright or trademark laws or laws pertaining to trade secrets and database protection (all of such rights in Work Product being referred to herein as “Intellectual Property Rights”).  Autotelic also hereby irrevocably transfers and assigns to Company, and waives and agrees never to assert, any and all “Moral Rights” (as defined below) Autotelic may have in or with respect to any Work Product.  “Moral Rights” means any rights to claim authorship of Work Product, to object to or prevent any modification of any Work Product, to withdraw from circulation or control the publication or distribution of any Work Product, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is called or generally referred to as a “moral right(s)”, “droit moral”, “artist right(s)” or otherwise.

(b)           Autotelic agrees to execute further documents, testify and provide additional information as necessary to effectuate the intent of this Section 5 without further consideration, including executing a separate document confirming the rights herein for the purpose of any filings with government agencies.  If Autotelic fails to execute such further documents, Autotelic hereby irrevocably appoints Company as its lawful attorney-in-fact, which constitutes a power coupled with an interest, with the right to execute and do all things necessary with respect to such documents to fulfill the purpose of this Section 5.

6.           INDEMNIFICATION AND LIMITATION ON LIABILITY.

(a)           Subject to Section 6(c) and 6(e) hereof, Company shall defend, indemnify and hold harmless Autotelic, its affiliates (other than Company) and their respective officers, directors, shareholders, employees, licensees, agents, successors and assigns from and against any and all Liabilities (as defined in Section 6(d) hereof) arising in connection with or resulting from (i) any injury to person or damage to property that may occur in connection with the handling, use or operation of any Products or any component thereof, (ii) Company’s breach of any of its representations, warranties, covenants, obligations, agreements or duties under this Agreement or Company’s gross negligence, recklessness or intentional misconduct, (iii) any sales, licensing or other transfers by Company of Products in violation of any law, rule, or regulation, including the infringement of another party’s intellectual property rights (excluding Liabilities for which Autotelic is obligated to defend Company pursuant to Section 6(b)(i) below)  or (iv) any violation and/or alleged violation by Company or the Product or any component thereof of any governmental law, rule and/or regulation.

(b)           Subject to Section 6(c) and 6 (e) hereof, Autotelic shall defend, indemnify and hold harmless Company, its affiliates (other than Autotelic) and their respective officers, directors, shareholders, employees, licensees, agents, successors and assigns from and against any and all Liabilities arising in connection with or resulting from (i) the willful infringement by Autotelic of the proprietary rights of any third party arising from the Services, (ii) Autotelic’s breach of any of its representations, warranties, covenants, obligations, agreements or duties under this Agreement or gross negligence, recklessness or intentional misconduct.

(c)           Notwithstanding anything to the contrary contained herein, neither party shall have any obligation to indemnify, defend or hold harmless hereunder with respect to any Liabilities arising out of or resulting from the breach by the other party of any of its representations, warranties, covenants, obligations, agreements or duties under this Agreement arising from  any gross negligence, recklessness or intentional misconduct by the other party.

(d)           As limited by Section 6(e) below, for purposes of this Agreement, “Liabilities” shall mean any and all claims of and liabilities to third parties and expenses incurred in connection therewith (whether or not in connection with proceedings before a court, arbitration panel, administrative agency, hearing examiner or other tribunal), judgments, awards, fines, penalties, settlements, investigations, costs, and attorneys’ fees and disbursements.

(e)           Notwithstanding anything herein to the contrary, absent fraud, willful misconduct or gross negligence, neither party shall be liable to the other for any claim of any kind, or for any damage arising out of or in connection with or resulting from this Agreement, or from the performance or breach thereof, in an amount not to exceed the total aggregate amount incurred for the work performed hereunder. NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY, OR PUNITIVE DAMAGES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS, LOST SAVINGS, OR LOSS OF GOOD WILL) ARISING UNDER OR IN CONNECTION WITH A BREACH OR ALLEGED BREACH OF THIS AGREEMENT, EVEN IF SUCH OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

7.           COMPENSATION.

(a)           Services provided by Autotelic personnel.

i.           During the period commencing January 1, 2015 (the “Effective Date”) and until the date that Company has completed an equity offering of either common or preferred stock in which the gross proceeds therefrom is no less than $10,000,000 (the “Equity Finance Date”), Company shall pay Autotelic the following compensation: cash in an amount equal to the Actual Labor Cost (paid on a monthly basis), plus warrants for  shares of the Company’s common stock with a strike price no less than the fair market value of the Company’s common stock at the time said warrants are issued.  Warrants shall be issued to Autotelic each time that the Company receives an independent appraisal of the fair market value of a share of the Company’s common stock as of a stated date (the “Valuation Date”) that complies with the “reasonable application of a reasonable valuation method” standard set forth in Treasury Regulations §1.409A-1(b)(5)(iv)(B) (a “409A Valuation”).  Each time that a 409A Valuation is received, the Company shall issue warrants to Autotelic for the number of shares of its common stock calculated as follows:  (1) the Actual Labor Cost for the period commencing on the later of (A) the Effective Date or (B) the day after the Valuation Date used in the latest 409A Valuation issued prior to the new 409A Valuation, and ending on the Valuation Date of the new 409A Valuation, divided by (2) the warrant price as calculate using fair market value of a share of the Company’s common stock as set forth in the new 409A Valuation.  The warrant price will be documented and be part of the 409A valuation.  For example, say that the Company’s first 409A Valuation is issued on June 15, 2015, and that it concludes that the warrant price of a share of the Company’s stock as of May 31, 2015 (the Valuation Date) is $1.00 and FMV of $5.00, and that the Actual Labor Cost for the period January 1, 2015 – May 31, 2015 is $1,000.  Promptly after the Company receives the 409A Valuation on June 15, 2015, it would issue to Autotelic warrants for 1,000 shares of its common stock ($1,000 of Actual Labor Cost divided by $1 per warrant price) at an exercise price of $5.00 per share.  If the next 409A Valuation is issued on January 15, 2016 and it concludes that the  warrant price of a share of the Company’s common stock as of December 31, 2015 (the Valuation Date) is $1.05 and FMV of $5.00, and the Actual Labor Cost for the period June 1 – December 31, 2015 is $1,100, then promptly after it receives the 409A Valuation on January 15, 2016 the Company would issue to Autotelic warrants for 1,047 shares of its common stock ($1,100 Actual Labor Cost divided by $1.05 per warrant price) at an exercise price of $5.00 per share.

ii.          After the Equity Financing Date, Company shall pay Autotelic a cash amount equal to the Actual Labor Cost plus 100% mark up of providing the Services.

(b)           With reference to the provision of the Services and subject to Section 7(e), Actual Cost shall mean:

i.
In the case of Autotelic’s personnel who provide Services to Company, to the product of (i) the “Average Percentage”, defined below, of such personnel  multiplied by (ii) the actual gross payroll in the corresponding month of such personnel.  The “Average Percentage” shall mean the total percentage, based on the employee daily working time sheet, of the personnel worked on each project divided by actual working days of each month.   Upon request, Autotelic shall provide Company with weekly time sheet to substantiate percentage of services performed.

ii.
In the case of space used at Autotelic’s facilities, a pro-rata portion of all occupancy costs of each such facility, including, without limitation, rent, utilities, maintenance and taxes, pro-rated based upon the amount of space of such facility devoted solely to Company’s use compared to the total space of such facility.  In the case of any facility owned by Autotelic, rent shall be imputed based on the fair market value of comparable space similarly located and comparably equipped, as agreed upon in writing by the parties.

iii.
In the case of expenses paid by Autotelic to third party contractors or material used in connection with the performance of the contracts, including but not limited to clinical trial, non-clinical trial, CMO, FDA regulatory process, CRO and CMC, Company shall pay Autotelic an amount equal to the actual invoice amount plus 20% mark up of providing the Services. Upon request, Autotelic shall provide Company with actual invoice received from the third party contractors or vendors.

iv.
In the case of acquiring other assets by Autotelic in providing the Services such as equipment, software or databases, Company shall pay Autotelic an amount equals to the actual invoice amount times “estimated usage percentage”, without additional mark up.  The “estimated usage percentage” shall be determined, based on the annual projected usage percentage, estimated by the Autotelic’s project manager at the time of the acquisition, which shall be reviewed on an annual basis.

(c)           Company shall promptly reimburse Autotelic for any out-of-pocket expenses incurred in connection with the provision of the Services.

(d)           Autotelic shall provide an accounting record of all identified Actual Cost, including but not limited to the payroll of employees,   rent, information technology sharing arrangements, the third party contractors or vendors and capital equipment costs, if any, which has been provided to Company by Autotelic prior to the signing of this agreement.

(e)           Autotelic shall maintain sufficient books and records to document the Actual Costs of providing the Services for not less than one year.  Company shall have the right to audit, or have audited by its accountants, such books and records upon three business days’ written notice to Autotelic during Autotelic’s normal business hours in a manner reasonable designed to minimize interference with Autotelic’s normal business activities.  Any such audit shall be at Company’s sole cost and expense, except that if such audit reveals overcharges of more than three percent, Autotelic shall reimburse Company for the reasonable cost of such audit.

8.           Payment Terms

(a) Except as otherwise set forth in this Agreement, any undisputed sum due to Autotelic pursuant to this Agreement shall be payable within thirty (30)days following Company's acceptance of the Service/Products or receipt of the applicable invoice by Autotelic, whichever is later.

(b)           Notwithstanding any other provision in this Agreement to the contrary, Company shall not withholds any specific amount to Autotelic because of a legitimate dispute between the parties as to that specific amount, pending the resolution of the disputed amount.

(c)           In the event that Company is not able to remit any amount as set forth in Section 8(a), Company agrees to enter a promissory note agreement to evidence the amount owed to Autotelic.  The promissory note agreement shall be comprised of certain terms, which will include but not limited to an interest rate of three (3) percent per annum and a maturity date for no more than two (2) years.

(d)           Company acknowledges and agrees that it shall have no right to set off against any amounts under this Agreement, or any invoices issued by Autotelic related to this Agreement, any and all amounts due to Autotelic from Company.

9.           CONFIDENTIALITY.

(a)           In furthering the transactions contemplated in this Agreement, each of the parties may have in the past or may in the future disclose its Confidential Information to the other party.  For purposes of this Agreement, “Confidential Information” means all information and material which is proprietary to the disclosing party, whether or not marked as “confidential” or “proprietary” and which is disclosed to another party hereto, which relates to the disclosing party’s past, present, or future research, development, or business activities.  Confidential Information does not include any information which (i) was in the lawful and unrestricted possession of the receiving party prior to its disclosure to the receiving party by the disclosing party, (ii) is or becomes generally available to the public by acts other than those of the receiving party after receiving it, or (iii) has been received lawfully and in good faith by the receiving party from a third party who did not derive it from the disclosing  party or (iv) is required to be disclosed in a judicial or administrative proceeding, or is otherwise requested or required to be disclosed by law or regulation (provided the receiving party provides reasonably prompt notice of such obligation to the disclosing party after receiving party learns of such obligation).

(b)           Each party hereto agrees not to disclose to third parties other than the parties’ professional advisers, or allow access by third parties, to any Confidential Information of the other party during the term of this Agreement and for 5 years  afterwards as the pertinent information or data remain Confidential Information, regardless of whether the Confidential Information is in written or tangible form.

The party’s obligations hereunder, including the obligations to protect and preserve the secrecy of Proprietary Information delivered hereunder and to return Proprietary Information, shall survive any termination or expiration of this Agreement for a period of five (5) years.

(c)           Each of the parties understands and acknowledges that the Confidential Information of the other party has been developed or obtained by the investment of significant time, effort and expense and provides the disclosing party with a significant competitive advantage in its business.  If the receiving party fails to comply with any obligations pursuant to this Section 8 the disclosing party will suffer immediate, irreparable harm for which monetary damages will provide inadequate compensation.  Accordingly, the parties agree that the disclosing party will be entitled, in addition to any other remedies available to it, at law or in equity, to injunctive relief to specifically enforce the terms of this Section 8

10.           MISCELLANEOUS.

(a)           Both parties agree that the Agreement is enforceable even if a liquidation event occurs.  Liquidation event is defined as a merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event

(b)           Each party hereto shall cooperate with the other party and agrees to execute and deliver all further instruments, documents and papers, and shall perform any and all acts necessary or reasonably desirable, to give full force and effect to all of the terms and provisions of this Agreement.

(c)           The headings herein are for convenience only, do constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

(d)           This Agreement shall be binding on and inure to the benefit of the parties and their respective successors and permitted assigns. Neither party shall have the right or the power to assign any of its rights, or delegate or subcontract the performance of any of its obligations under this Agreement, without the prior written authorization of the other party, such written authorization not to be unreasonably withheld or delayed; provided, however, that the prior written authorization of the other party shall not be required for a party to assign any of its rights, or delegate or subcontract the performance of any of its obligations hereunder to an affiliate or pursuant to a sale of substantially all of the assets of the party, merger, consolidation, reorganization or other similar transaction.

(e)           This Agreement contains the entire agreement between Autotelic and Company, concerning the subject matter hereof, supersedes all other drafts, understandings or agreements, and shall be governed by and construed under the laws of the State of California, without regard to choice of law provisions.  This Agreement shall not be amended or modified unless by written agreement between Company and Autotelic.  Nothing herein shall limit or modify the duties, rights or obligations of Company and the Autotelic arising from Autotelic’s direct or indirect interest in Company or under any agreement in respect of such interest.  In the event of a conflict between this Agreement and any such agreement, the terms of such agreement shall control.

(f)           Except for a party’s rights to injunctive relief under Section 8 (c) above, any controversy or claim arising out of or relating to this Agreement or relating to the Services, the Work Product, the parties’ relationship, the enforcement or interpretation of this Agreement, or because of an alleged breach, default or misrepresentation in connection with this Agreement, shall be determined by final, binding and confidential arbitration. The arbitration proceedings shall be held and conducted by a single arbitrator in accordance with the Comprehensive Arbitration Rules and Procedures of JAMS (the “JAMS Rules”), as modified by this Agreement. Such arbitration shall take place in Los Angeles, California, and be initiated by any party in accordance with the JAMS Rules. The demand for arbitration shall be made by any party hereto within a reasonable time after the claim, dispute or other matter in question has arisen, and in any event shall not be made after the date when institution of legal proceeding, based on such claim, dispute or other matter in question, would be barred by the applicable statute of limitations. California Code of Civil Procedure Section 1283.05, which provides for certain discovery rights, shall apply to any such arbitration, and such Code Section is incorporated herein by reference. Discovery issues shall be decided by the arbitrator. Post-hearing briefs shall be permitted. The arbitrator shall render a decision within twenty (20) days after the conclusion of the hearing(s). In reaching a decision, the arbitrator shall have no authority to change, extend, modify or suspend any of the terms of this Agreement, or to grant an award or remedy any greater than that which would be available from a court under the statutory or common law theory asserted. The arbitrator shall issue a written opinion that includes the factual and legal basis for any decision and award. The arbitrator shall apply the substantive law (and the law of remedies, if applicable) of California or federal law, or any of them, as applicable to the claim(s) asserted. Judgment on the award may be entered in any court of competent jurisdiction. In addition, either party may seek, from a court of competent jurisdiction in Los Angeles County, provisional remedies or injunctive relief in support of their respective rights and remedies hereunder without waiving any right to arbitration. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  The arbitrator shall allocate all costs and expenses of the arbitration (including legal and accounting fees and expenses of the respective parties) to the parties in the proportions that reflect their relative success on the merits (including the successful assertion of any defenses).

(g)           If any provision of this Agreement is declared to be invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability shall not affect any other provision of this Agreement.  All remaining provisions shall be fully severable, and this Agreement shall be construed and enforced as if such invalid or unenforceable provisions had never been part of this Agreement.

(h)           This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile or electronically mailed scanned signatures are acceptable and shall constitute an original signature.

(i)           Any notices or communications required or permitted to be given hereunder may be delivered by hand, deposited with a nationally recognized overnight carrier, electronic-mail, or mailed by certified mail, return receipt requested, postage prepaid, in each case, to the address of the other party first indicated above (or such other addressee as may be furnished by a party in accordance with this paragraph). All such notices or communications shall be deemed to have been given and received (a) in the case of personal delivery or electronic-mail, on the date of such delivery, (b) in the case of delivery by a nationally recognized overnight carrier, on the third business day following dispatch and (c) in the case of mailing, on the seventh business day following such mailing.

(j)           In the event that any party to this Agreement shall commence any suit or action to interpret or enforce this Agreement, the prevailing party in such action shall recover that party's costs and expenses incurred in connection with the suit or action, including attorney fees and costs of appeal, if any.

The authorized representative of each party hereby executes this Agreement as of the date first set forth above.

STOCOSIL INC.

 By:
         Pyng Soon, CEO

AUTOTELIC INC.

 By:
        Chao Hsiao, COO